EXHIBIT 3.1
ARTICLES OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SYNOVUS FINANCIAL CORP.
 1.
     The name of the corporation is Synovus Financial Corp. (the “Corporation”). The Corporation is organized under the laws of the State of Georgia.
 2.
     On October 23, 2008, the Board of Directors of the Corporation approved an amendment to the first paragraph of Article 4 of the Articles of Incorporation to read in its entirety as follows:
     “The maximum number of shares of capital stock that the corporation shall be authorized to have outstanding at any time shall be 700,000,000 shares. The corporation shall have the authority to issue (i) 600,000,000 shares of common stock, par value of $1.00 per share, and (ii) 100,000,000 shares of preferred stock, no par value per share. The corporation may acquire its own shares and shares so acquired shall become treasury shares. In accordance with the provisions of the Georgia Business Corporation Code, the Board of Directors may determine the preferences, limitations, and relative rights of (i) any preferred stock before the issuance of any shares of preferred stock and (ii) one or more series of preferred stock, and designate the number of shares within that series, before the issuance of any shares of that series.”
  3.
     The amendment was duly adopted by the shareholders of the Corporation on December 17, 2008 in accordance with the provisions of O.C.G.A. § 14-2-1003.

     IN WITNESS WHEREOF, Synovus Financial Corp. has caused these Articles of Amendment to be executed and sealed by its duly authorized officer on this 17th day of December, 2008.

SYNOVUS FINANCIAL CORP.

By:	/s/ Thomas J. Prescott
Name:	Thomas J. Prescott
Title:	Executive Vice President and Chief Financial Officer